Mail Stop 4561

December 8, 2006

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

>   **Re: HSBC Holdings plc**
>   **Form 20-F for the fiscal year ended December 31, 2005**
>   **Filed March 20, 2006**
>   **File No. 001-14930**

Dear Mr. Flint:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Financial Highlights - US GAAP Five-year comparison, page 4

1.   To enhance trend analysis and comparison with peers, in future filings please present your US GAAP net sales or operating revenue line item. Refer to Item 3.A.2 of Form 20-F.

Consolidated Financial Statements

Note 2(n) – Subsidiaries, associates and joint ventures, page 252

2.   Please tell us the names, if any, of your subsidiaries, associates or joint ventures
        that have accounting policies that do not conform to your accounting policies.
        For those entities, please tell us how you determine the appropriate adjustments
        are made to financial results for inclusion within your consolidated financial
        statements. Refer to paragraphs 28 and 29 of IAS 27 and paragraphs 26 and 27 of
        IAS 28.

3.   Please tell us whether there were any differences in the date of transition to IFRSs
        for any of your subsidiaries or associates and if so, how you applied the transition
        guidance in paragraphs 24 and 25 of IFRS 1.

Note 42 – Litigation, page 330

4.   We note your disclosure that HSBC is named in legal actions in various
        jurisdictions and that you do not regard these as material litigation. Please tell us
        how you considered the disclosure requirements of paragraph 86 of IAS 37 when
        concluding that there were not contingent liabilities to be disclosed, including
        how you determined that any pending legal actions are not material. In summary
        form, describe for us the nature and status of pending legal or regulatory actions,
        your estimate of likelihood regarding settlement, and the estimate of your
        potential maximum exposure or range of exposure if determinable.

Note 37 – Differences between IFRSs and US GAAP

Securitizations, page 385

5.   We note your disclosure that gains on sale of assets to securitization vehicles are
        recognized under US GAAP in cases when no such gain is recognized under
        IFRSs. In future filings, please clearly disclose the types of securitization
        transactions that result in derecognizing receivables under US GAAP but not
        under IFRSs. Please provide us with your proposed future disclosure.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Sr. Assistant Chief Accountant